                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                FEBRUARY 28, 2007
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Yale University
     I.R.S. Identification No. 06-0646973-N
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut
--------------------------------------------------------------------------------
               (7)  SOLE VOTING POWER
                    1,932,938
  NUMBER OF    -----------------------------------------------------------------
   SHARES      (8)  SHARED VOTING POWER
BENEFICIALLY        112,000
  OWNED BY     -----------------------------------------------------------------
    EACH       (9)  SOLE DISPOSITIVE POWER
  REPORTING         1,932,938
 PERSON WITH   -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                    112,000
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,044,938
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     EP
--------------------------------------------------------------------------------

                        AMENDMENT NO. 10 TO SCHEDULE 13D

     The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, and 9 thereto filed on March 23, 2004, March 26, 2004, March 31, 2004, November 9, 2004, November 10, 2004, November 29, 2004, August 26, 2005, March 8, 2006, and May 4, 2006,
respectively, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 10 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as so amended.

ITEM 4. PURPOSE OF TRANSACTION

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     On February 28, 2007, the Reporting Person sold 109,200 Common Shares in brokers transactions at prices ranging between $26.90 - $27.18 per share. Between May 3, 2006 and February 27, 2007, the Reporting Person sold 216,600 Common Shares in brokers transactions at prices ranging from $22.50 - $28.00 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The disclosure in Item 5(a) is hereby amended and restated to read in its entirety as follows:

     "(a) The Reporting Person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 1,932,938 Common Shares. The Common Shares owned by the Reporting Person constitute approximately 6.4% of the Common Shares issued and outstanding (computed on the basis of 32,132,797 Common Shares issued and outstanding, as reported in the Trust's Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)."

     The disclosure in Item 5(b) is hereby amended and restated to read in its entirety as follows:

     "(b) The Reporting Person has sole power to dispose of 1,932,938 Common Shares and shared power to direct the disposition of 112,000 Common Shares held of record by YURPSE. YURPSE has shared power to direct the disposition of 112,000 Common Shares.

     The Reporting Person has sole power to vote 1,932,938 Common Shares and shared power to direct the vote of 112,000 Common Shares held of record by YURPSE. YURPSE has shared power to direct the vote of 112,000 Common Shares.

     The Reporting Person disclaims beneficial ownership of the Common Shares held by YURPSE."

     The disclosure in Item 5(c ) is supplemented as follows:

     (c) The Reporting Person sold Common Shares in brokers transactions as follows:

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
February 28, 2007        11,700             $26.90
February 28, 2007        15,400             $26.91
February 28, 2007         1,800             $26.92
February 28, 2007         7,800             $26.93
February 28, 2007         3,600             $26.94
February 28, 2007         4,600             $26.95
February 28, 2007         1,200             $26.96
February 28, 2007           500             $26.97
February 28, 2007           600             $26.98
February 28, 2007           900             $26.99
February 28, 2007        32,600             $27.00
February 28, 2007         5,500             $27.01
February 28, 2007         5,000             $27.02
February 28, 2007         6,900             $27.03
February 28, 2007         5,500             $27.04
February 28, 2007         1,000             $27.05
February 28, 2007           600             $27.06

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
February 28, 2007         1,200             $27.07
February 28, 2007           100             $27.08
February 28, 2007           300             $27.09
February 28, 2007         1,100             $27.10
February 28, 2007           800             $27.12
February 28, 2007           100             $27.17
February 28, 2007           400             $27.18
February 27, 2007         9,700             $26.90
February 27, 2007           600             $26.91
February 27, 2007        19,900             $27.00
February 27, 2007           300             $27.01
February 27, 2007           700             $27.02
February 27, 2007           400             $27.04
February 27, 2007         2,300             $27.05
February 27, 2007           500             $27.06
February 27, 2007         1,780             $27.07
February 27, 2007         1,320             $27.08
February 27, 2007         8,200             $27.09
February 27, 2007           800             $27.10
February 27, 2007         1,200             $27.11
February 27, 2007           100             $27.13
February 27, 2007           200             $27.14
February 27, 2007           700             $27.15

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
February 27, 2007           100             $27.16
February 27, 2007           200             $27.18
February 27, 2007           100             $27.20
February 27, 2007         1,600             $27.25
February 27, 2007           100             $27.29
February 20, 2007           200             $27.61
February 20, 2007           300             $27.63
February 20, 2007           800             $27.64
February 20, 2007         1,000             $27.65
February 20, 2007           500             $27.66
February 20, 2007           800             $27.67
February 20, 2007         1,500             $27.68
February 20, 2007           500             $27.69
February 20, 2007           200             $27.71
February 20, 2007           400             $27.72
February 20, 2007           400             $27.73
February 20, 2007           400             $27.74
February 20, 2007           200             $27.75
February 20, 2007           400             $27.76
February 20, 2007           200             $27.78
February 20, 2007           300             $27.79
February 20, 2007         3,100             $27.80
February 20, 2007         3,400             $27.81

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
February 20, 2007         1,300             $27.82
February 20, 2007         5,900             $27.83
February 20, 2007         6,700             $27.84
February 20, 2007         1,900             $27.85
February 20, 2007         3,800             $27.86
February 20, 2007         2,900             $27.87
February 20, 2007         4,700             $27.88
February 20, 2007         5,200             $27.89
February 20, 2007         6,800             $27.90
February 20, 2007         2,600             $27.91
February 20, 2007           400             $27.92
February 20, 2007           300             $27.93
February 20, 2007           100             $27.94
February 20, 2007           200             $27.95
February 20, 2007           700             $27.96
February 20, 2007         1,800             $27.97
February 20, 2007           100             $28.00
August 14, 2006             300             $23.70
August 9, 2006              600             $23.60
August 9, 2006              200             $23.61
August 8, 2006              100             $23.70
August 8, 2006            2,400             $23.72
August 8, 2006              500             $23.75

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
August 7, 2006              200             $23.60
August 7, 2006              200             $23.61
August 7, 2006              100             $23.62
August 7, 2006              600             $23.63
August 7, 2006              100             $23.64
August 7, 2006            1,100             $23.65
August 7, 2006              400             $23.66
August 7, 2006            1,300             $23.67
August 7, 2006            2,700             $23.68
August 7, 2006              600             $23.69
August 7, 2006            1,000             $23.70
August 7, 2006              300             $23.71
August 7, 2006              600             $23.73
August 7, 2006              300             $23.74
August 7, 2006              200             $23.75
August 7, 2006              100             $23.78
August 7, 2006              100             $23.79
August 7, 2006            1,100             $23.80
August 7, 2006              100             $23.83
August 7, 2006              100             $23.86
August 4, 2006            1,600             $23.54
August 4, 2006              400             $23.56
August 4, 2006              200             $23.58

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
August 4, 2006              400             $23.59
August 4, 2006              200             $23.61
August 4, 2006              100             $23.62
August 4, 2006              200             $23.63
August 4, 2006              400             $23.65
August 4, 2006              400             $23.66
August 4, 2006              100             $23.67
August 4, 2006              100             $23.68
August 4, 2006              500             $23.69
August 4, 2006              100             $23.70
August 4, 2006              200             $23.71
August 4, 2006              100             $23.72
August 4, 2006              400             $23.73
August 4, 2006              100             $23.75
August 4, 2006              900             $23.76
August 4, 2006              300             $23.78
August 4, 2006              800             $23.79
August 4, 2006            2,500             $23.80
August 4, 2006            5,000             $23.90
May 10, 2006             18,600             $22.90
May 10, 2006                100             $22.92
May 10, 2006                200             $22.93
May 10, 2006                100             $22.97

       DATE         NUMBER OF SHARES   PRICE PER SHARE
       ----         ----------------   ---------------
May 8, 2006               9,900             $22.70
May 8, 2006                 100             $22.75
May 8, 2006                 600             $23.01
May 5, 2006              10,600             $22.90
May 4, 2006                 700             $22.61
May 4, 2006              19,300             $22.60
May 3, 2006              12,300             $22.50
May 3, 2006                 100             $22.51
May 3, 2006                 900             $22.52
May 3, 2006                 200             $22.53
May 3, 2006                 100             $22.57
May 3, 2006                 200             $22.58
May 3, 2006                 300             $22.59
May 3, 2006                 200             $22.60
May 3, 2006                 100             $22.63
May 3, 2006                 800             $22.65

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007

                                        YALE UNIVERSITY


                                        By:  /s/ David F. Swensen
                                            ------------------------------------
                                        Name:  David F. Swensen
                                        Title: Chief Investment Officer